UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                                MIRION TECHNOLOGIES, INC.
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                                (Name of Issuer)


                   Class A Common Stock, $0.0001 par value per share
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                        (Title of Class of Securities)


                                    60471A101
                  --------------------------------------------
                                 (CUSIP Number)


                                 February 28, 2022
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[] Rule 13d-1(c)

[] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 60471A101                   13G
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 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman  Sachs Asset Management
           (Goldman Sachs Asset Management, L.P., together with GS Investment Strategies, LLC, "Goldman Sachs Asset Management")
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 2.   Check the Appropriate Box if a Member of a Group

                                                                (a) [_]
                                                                (b) [_]
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 3.   SEC Use Only



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 4.   Citizenship or Place of Organization

           Delaware

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                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               0**
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               0**

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person


           0**


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10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

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11.   Percent of Class Represented by Amount in Row (9)


           0.0 %**


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12.   Type of Reporting Person

           IA

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**The Schedule 13G dated March 10, 2022 was inadvertently filed by
Goldman Sachs Asset Management, L.P. referencing shares held by other affiliated entities and subject to an existing Schedule 13D dated
November 1, 2021.

Item 1(a).         Name of Issuer:
                   MIRION TECHNOLOGIES, INC.

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   1218 Menlo Drive,
		   Atlanta, Georgia 30318

Item 2(a).         Name of Persons Filing:

                   GOLDMAN SACHS ASSET MANAGEMENT

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   Goldman Sachs Asset Management
                   200 West Street
                   New York, NY  10282

Item 2(c).         Citizenship:
                   GOLDMAN SACHS ASSET MANAGEMENT, L.P. - Delaware GS INVESTMENT STRATEGIES, LLC - Delaware


Item 2(d).         Title of Class of Securities:
                   Class A Common Stock, $0.0001 par value per share

Item 2(e).         CUSIP Number:
                   60471A101

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a).[_] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[_] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                              Goldman Sachs Asset Management, L.P.
                              GS Investment Strategies, LLC

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


	  (j).[_] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

          (k).[_]  A group, in accordance with Rule 13d-1(b)(1)(ii)
                   (A) through (K).

	   If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item 9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s)to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                   The reporting person owns five percent or less of the class. The Schedule 13G dated March 10, 2022 was inadvertently filed by Goldman Sachs Asset Management, L.P. referencing shares held by other affiliated entities and subject to an existing Schedule 13D dated November 1, 2021.

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             Not Applicable

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.




--------------------------


  *In accordance with the Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned by certain operating units (collectively, the "Goldman Sachs Reporting Units") of The Goldman Sachs Group, Inc. and its subsidiaries and affiliates (collectively, "GSG"). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion or both, or with respect to which there are limits on their voting or investment authority or both and
(ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 14, 2022,

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/ Terrance Grey
              ----------------------------------------
             Name:  Terrance Grey
             Title:  Attorney-in-fact

             GS INVESTMENT STRATEGIES, LLC

             By:/s/ Terrance Grey
              ----------------------------------------
             Name:  Terrance Grey
             Title:  Attorney-in-fact

                                INDEX TO EXHIBITS



Exhibit No.             Exhibit
-----------             -------
  99.1          Joint Filing Agreement
  99.2          Power of Attorney, relating to
                GOLDMAN SACHS ASSET MANAGEMENT, L.P.
  99.3          Power of Attorney, relating to
                GS INVESTMENT STRATEGIES, LLC

                                                                  EXHIBIT (99.1)

                                JOINT FILING AGREEMENT

    In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Common Stock, $0.0001 par value per share, of MIRION TECHNOLOGIES, INC. and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  October 14, 2022,

             GOLDMAN SACHS ASSET MANAGEMENT, L.P.

             By:/s/ Terrance Grey
              ----------------------------------------
             Name:  Terrance Grey
             Title:  Attorney-in-fact

             GS INVESTMENT STRATEGIES, LLC

             By:/s/ Terrance Grey
              ----------------------------------------
             Name:  Terrance Grey
             Title:  Attorney-in-fact

                                                                  EXHIBIT (99.2)

                          POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") does hereby make, constitute and appoint each of Stephanie Snyder, Constance Birch, Tony Kelly, Imad Ismail, Stephanie Quintero, Terrance Grey, and Jamie Minieri (each, an "attorneyin-fact"), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to actin the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorneyin-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall take effect on March 1st, 2022 and remain in full force and effect until the earlier of (i) February 28th, 2023 and (ii) such time that it is revoked in writing; provided that in the event an attorney-in-fact ceases to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates or ceases to perform the function in connection with which he/she was appointed attorney-in-fact prior to such time, this Power of Attorney shall cease to have effect in relation to such Attorney-in-Fact upon such cessation but shall continue in full force and effect in relation to any remaining attorneys-in-fact. The Company has the unrestricted right unilaterally to revoke this Power of Attorney.

This Power of Attorney shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February l7, 2022.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.
By: GSAM HOLDINGS LLC., its General Partner


By: /s/  David Plutzer
____________________________
Name: David Plutzer
Title: Authorized Signatory, Managing Director

                                                                  EXHIBIT (99.3)


                             POWER OF ATTORNEY


KNOW ALL PERSONS BY THESE PRESENTS GS INVESTMENT STRATEGIES, LLC
(the "Company") does hereby make, constitute and appoint each of Stephanie Snyder, Jerry Li, Jamie Minieri, Nicole Clark, Terry Mosher,
Rachel Fraizer, and Terrance Grey (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act,giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.


IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 16, 2020


GS INVESTMENT STRATEGIES, LLC

By: /s/  David W. Lang
____________________________
Name:  David W. Lang
Title: Authorized Signatory and Managing Director